SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of February, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Ryanair Holdings plc



21 February 2005



Re: Holding in Company



A Letter from Fidelity Investments dated 18 February 2005 to Ryanair Holdings plc, received by Ryanair Holdings plc on 21 February 2005.



Section 67, Companies Act 1990

Notice of Interest in Voting Shares







ENCLOSED ARE AMENDED NOTIFICATIONS OF DISCLOSABLE INTERESTS UNDER THE IRISH COMPANIES ACT1990. PLEASE NOTE THAT WHILE THIS INFORMATION DETAILS THE DISCLOSABLE INTERESTS OF MORE THAN ONE ENTITY, THE ENCLOSED DISCLOSURE CONSTITUTES SEPARATE NOTIFICATIONS OF INTEREST WHICH HAVE BEEN COMBINED SOLELY FOR PURPOSES OF CLARITY AND EFFICIENCY. IT IS NOT INTENDED TO INDICATE THAT ANY OF THESE ENTITIES ACT AS A GROUP OR IN CONCERT WITH RESPECT TO THESE INTERESTS.



THESE DISCLOSURES ARE MADE IN THE INTEREST OF CONFORMITY WITH THE COMPANIES ACT. THE INTEREST DETAILED HEREIN WAS ACQUIRED SOLELY FOR INVESTMENT PURPOSES. FOR DISCLOSURE PURPOSES, HOLDINGS SHOULD BE REPRESENTED AS FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED (FIL) AND ITS DIRECT AND INDIRECT SUBSIDIARIES BOTH BEING NON-BENEFICIAL HOLDERS.



Kerrie Barnett

Regulatory Reporting Analyst

FIL - Investment Compliance






AMENDMENT #28



NOTIFICATIONS UNDER SECTIONS  SECTION 67 - IRISH COMPANIES ACT





1. COMPANY IN WHICH SHARES ARE HELD:  RYANINAIR HOLDINGS PLC



2. NOTIFIABLE INTEREST: ORDINARY SHARES AND ADRs



   (A)    FMR CORP.

          82 DEVONSHIRE STREET

          BOSTON, MA 02109



PARENT HOLDING COMPANY OF FIDELITY MANAGEMENT & RESEARCH COMPANY (FMRCO), INVESTMENT MANAGER OF US MUTUAL FUNDS AND FIDELITY MANAGEMENT TRUST COMPANY
(FMTC), A US STATE CHARTERES BANK WHICH ACTS AS A TRUSTEE OR INVESTMENT MANAGER OF VARIOUS PENSION AND TRUST ACCOUNTS. (SEE SCHEDULE A FOR LISTING OF REGISTERED SHAREHOLDERS AND THEIR HOLDINGS)



   (B)   FIDELITY INTERNATIONAL LIMITED (FIL)

         P.O. BOX HM 670

         HAMILTON HMCX, BERMUDA



PARENT HOLDING COMPANY FOR VARIOUS DIRECT AND INDIRECT SUBSIDIARIES, INCLUDING FIDELITY INVESTMENT SERVICES LTD. (FISL),INVESTMENT MANAGERS FOR VARIOUS NON-US INVESTMENT COMPANIES AND INSTITUTIONAL CLIENTS. (SEE SCHEDULE A FOR LISTING OF REGISTERED SHAREHOLDERS AND THEIR HOLDINGS)





3. THE NOTIFIABLE INTERESTS ALSO COMPRISE THE NOTIFIABLE INTERST OF:

         MR. EDWARD C. JOHNSON 3d

         82 DEVONSHIRE STREET

         BOSTON, MA 02109



A principal shareholder and Chairman of FMR Corp. and Fidelity International Limited.





4. THESE NOTIFICATIONS OF DISCLOSABLE INTERESTS CONSTITUTE SEPARATE NOTIFICATIONS OF INTEREST IN THE SHARES AND ARE COMBINED SOLELY FOR THE PURPOSES OF CLARITY. NOTHING HEREIN SHOULD BE TAKEN TO INDICATE THAT FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES, OR MR, EDWARD C. JOHNSON 3d ACT AS A GROUP OR IN CONCERT IN RESPECT OF THE DISCLOSED INTERESTS, OR THAT THEY ARE REQUIRED TO SUBMIT THESE NOTIFICATIONS ON A JOINT BASIS.





5. THE DISCLOSABLE INTERESTS ARISE UNDER SECTION 67 OF THE ACT,

NAMELY WHERE A PERSON, NOT BEING THE REGISTERED HOLDER, IS ENTITLED TO EXERCISE A RIGHT CONFERRED BY THE HOLDING OF THE SHARES OR TO CONTROL THE EXERCISE OF SUCH RIGHTS, OR UNDER SECTION 203 OF THE ACT RESPECTIVELY.



Catherine Chau

SENIOR MANAGER, FIL - INVESTMENT COMPLIANCE

DULY AUTHORIZED UNDER POWERS OF

ATTORNEY DATED AUGUST 25, 2004 BY ERIC D. ROTTER

BY AND ON BEHALF OF FMR CORP, AND ITS

DIRECT AND INDIRECT SUBSIDIARIES, AND

FIDELITY INTERNATIONAL LIMITED

AND ITS DIRECT AND INDIRECT SUBSIDIARIES,



Schedule A



Amendment # 26



SECURITY: RYANAIR HOLDING PLC


(ORDINARY SHARES)          SHARES HELD               MANAGEMENT COMPANY         NOMINEE/REGISTERED NAME
                           432,090                   FIL                        Bank of New York Brussels Total
                           1,049,900                 FIL                        Brown Bros Harriman Ltd LUX Total
                           5,061,598                 FISL                       JP Morgan, Bournemouth Total
                           305,180                   FFM                        Bank of New York Brussels Total
                           121,900                   FPM                        JP Morgan Bournemouth Total
                           63,401                    FPM                        State STR BK and TR CO LNDN (S
                                                                                Total)
                           7,034,069                                            Grand Total Ordinary Shares





The following number of ordinary shares held is based on the assumed conversion of 16,658,841 ADRs (5 ordinary shares for each ADRs)


  (ORDINARY SHARES)        SHARES HELD        MANAGEMENT COMPANY              NOMINEE/REGISTERED NAME
                              14,500                 FIJ                  Japan Trustee SVCS BK Ltd Total
                              62,500                 FIJ                  Master Trust Bank of Japan Total
                            3,817,000                FIL                    JP Morgan, Bournemouth Total
                            59,739,315              FMRCO               Brown Brothers Harriman and Co Total
                            2,525,000               FMRCO                        Citibank NA Total
                            7,725,000               FMRCO                    JP Morgan Chase Bank Total
                            4,524,050               FMRCO                       Mellon Bank NA Total
                            1,452,340                FMTC                    JP Morgan Chase Bank Total
                             221,000                 FMTC                       Mellon Bank NA Total
                             190,500                 FMTC                     Northern Trust Co Total
                            3,023,000                FMTC                State Street Bank and TR CO Total
                            83,294,205                                         Grand Total ARD Shares
Total Ordinary Shares       90,328,274
+ ARD's:
  Current ownership           11.97%
     percentage:
   Shares in issue:        754,316,084
  Change in holdings     (610,115) shares
 since last filling:






END

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  22 February, 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director